

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2025

Dajun Yang
Chairman and Chief Executive Officer
Ascentage Pharma Group International
68 Xinqing Road
Suzhou Industrial Park
Suzhou, Jiangsu
China

      Re: Ascentage Pharma Group International
             Amendment No. 4 to Draft Registration Statement on Form F-1
             Exhibit Nos. 10.7, 10.8 and 10.14
             Submitted December 10, 2024
             CIK No. 0002023311

Dear Dajun Yang:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                    Sincerely,

                    Division of Corporation Finance